SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     For the nine months ended September 30, 2000:

a)     Purchases of materials

Hardware	75,415
Services	13,496
Supplies	1,840
Freight	858
Customs and duty	1,431
Translation	3,101
Consulting	33,106
SR&ED tax credit	(27,339)

Total	101,906

b)     Administration expense

Bank charges and interest, net	7,760
Consulting fees	51,859
Foreign exchange	(2,807)
Office and rent	259,952
Management fees	46,600
Salaries and benefits	112,840
Professional fees	92,725
Shareholder relations and regulatory filings	125,033
Travel and entertainment	83,934

Total	777,896

c)      Non-arm's Length Expenses

Wages and benefits for two officers (President & CEO and Chief Technology Officer)	177,406
Management fees for two directors and one officer	71,600

Total	249,006

2.      Summary of Securities Issued During the Quarter Ended September 30, 2000:

 a)       Summary of securities issued during the quarter:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds

07/06/00	Common	Warrant exercise	131,250	$0.80	$105,000
07/12/00	Common	Option exercise	3,334	$1.00	$3,334
07/14/00	Common	Warrant exercise	125,000	$0.80	$100,000
07/18/00	Common	Option exercise	5,000	$1.00	$5,000
07/21/00	Common	Warrant exercise	31,250	$0.80	$25,000
07/25/00	Common	Warrant exercise	25,000	$0.80	$20,000
07/28/00	Common	Option exercise	11,667	$1.00	$11,667
08/11/00	Common	Warrant exercise	62,500	$0.80	$50,000
08/24/00	Common	Warrant exercise	125,000	$0.80	$100,000
09/05/00	Common	Option exercise	12,500	$1.00	$12,500
09/13/00	Common	Option exercise	10,000	$1.00	$10,000
09/14/00	Common	Option exercise	8,000	$1.00	$8,000
09/22/00	Common	Warrant exercise	32,500	$0.80	$32,500
09/25/00	Common	Warrant exercise	12,500	$0.80	$12,500

b)      Options/warrants granted during the quarter:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date

07/01/00	Option	100,000	Altaf Nazerali	$3.00	06/02/05
07/01/00	Option	100,000	Shafiq Walji	$3.00	06/02/05
07/01/00	Option	100,000	Rory Godinho	$3.00	06/02/05
07/01/00	Option	100,000	Iqbal Akram	$3.00	06/02/05
07/01/00	Option	5,000	Carrie Cesarone	$3.00	06/02/05
07/03/00	Option	25,000	Nick Vermeulen	$3.75	07/03/05
09/16/00	Option	50,000	Somerset Financial	$4.00	06/16/02

3.      Share Capital as at September 30, 2000:

a)                         Authorized Capital

100,000,000 common shares without par value:

Issued and outstanding	No. of shares	Amount

Balance, September 30, 2000	12,505,297	$5,855,487

b)                        Summary of options and warrants outstanding as at September 30, 2000:

                           Options

Number of common shares Issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
127,500	$1.00	February 25, 2004
45,000	$1.00	March 25, 2004
45,000	$1.00	April 13, 2004
60,000	$1.00	July 19, 2004
380,998	$1.00	January 19, 2005
405,000	$3.00	June 2, 2005
25,000	$3.75	July 3, 2005

1,318,498

                           Warrants

Number of common shares Issuable	Exercise Price	Date of Expiry

133,333	$1.25	February 1, 2001
330,000	$0.80	March 17, 2001
133,333	$1.25	February 2, 2002
50,000	$4.00	June 16, 2002
133,334	$1.25	February 25, 2003

780,000

                           800,000 shares are being held in escrow, subject to release provisions as follows: one-third (1/3) of the securities are to be released on each of the first, second and third anniversaries of the completion of the reverse take-over of
                           Imagis Cascade.

c)      List of Directors as at September 30, 2000:

Iain Drummond
Sandra Buschau
Fred Clarke
Rory Godinho
Robert Gordon
Altaf Nazerali
Oliver "Buck" Revell

SCHEDULE C: MANAGEMENT DISCUSSION

 Note: The following management discussion has been prepared as a summary of activities for the nine-month period ending September 30, 2000 and significant events subsequent to that period.

NATURE OF BUSINESS

IMAGIS is a developer and marketer of biometric-based software applications for the law enforcement, security and gaming industries. IMAGIS premier product is its ID-2000 Facial Recognition and Image Detection Technology. In it's current release, ID-2000 enables a facial image to be matched against the records of individuals in a database, using only their image as the basis of the search. Until now, ID-2000 has been used in conjunction with Imagis' CABS Computerized Arrest and Booking System. This is an integrated software system used by the Royal Canadian Mounted Police, police departments in the U.S., and other law enforcement agencies for collecting and storing all information associated with booking an offender, including capturing facial images of the person and images of identifying marks.

Imagis' recently-introduced ID-2000 facial recognition capabilities that enable an individual to be matched against the records of offenders in the CABS database, using only their image as the basis of the search.

HIGHLIGHTS

  We started the installation of the $1.8 million order from Alameda County in California. When fully installed early next year, this will be the largest digital imaging system on the west coast.
  North Vancouver RCMP achieved dramatic success with our ID-2000 Facial Recognition software, identifying not only an offender who refused to give his name, but also finding multiple entries for him in their CABS database, due to his operating under a number of aliases. They then achieved further success on at least three occasions by identifying offenders from the use of ID-2000 to encode drawings produced from witness discriptions.
SIGNIFICANT EVENTS AND TRANSACTIONS

TECHNOLOGY ADVANCEMENTS

Our core ID-2000 facial recognition technology, provided until now as a self- contained product, was released as a Software Development Kit, or SDK. This adds substantially to the value of our product line, by enabling our business partners to integrate facial recognition right inside their own applications, rather than use our products alongside their own.

A key development has been the enormous success that the North Vancouver RCMP have achieved with ID-2000. This gives us an invaluable reference on which we can now capitalize, and has been reinforced by additional success at Pearson Internation Airport in Toronto, where ID-2000 has successfully identified drug smugglers. With remarkably few examples within the industry of facial recognition achieving success, we are now in the process of broadcasting this to the world at large.

GATEWAY CASINOS INSTALLS IMAGIS' CASINO-ID

On July 19, 2000, the Company announced the official launch and installation of CASINO-ID and its biometric Facial Recognition Software at all three of Gateway Casinos' locations in the greater Vancouver area. The installation will allow integration between all Gateway locations with the capability to connect and share database information and photography. CASINO-ID was designed to allow any casino or gaming establishment to utilize biometric technology to capture images using existing surveillance cameras, and then create suspect databases and compare images based on facial features. It also allows for the security and surveillance personnel to track suspicious behaviour, collect data and photo information, and share information digitally with security personnel, other locations and other facilities.

SOMERSET FINANCIAL GROUP RETAINED AS FINANCIAL ADVISOR

On July 31, 2000, Imagis reported that it has retained Somerset Financial Group of New York as its non-exclusive U.S. financial advisor. Somerset will assist Imagis in pursuing its business plan, provide banking advisory services and review of any potential business combinations, joint ventures, financing or other capital market needs of Imagis. The term of the agreement is for six months, which may be extended by mutual consent of the parties. Imagis has paid Somerset a fee of US$10,000 and has agreed to issue 50,000 warrants, exercisable at Cdn$4.00 for a period of two years.

Further to the release on July 31, on September 19, 2000, Imagis reported that it has received regulatory approval regarding the Fiscal Agency Agreement. 50,000 warrants were issued to Somerset, exercisable at Cdn$4.00 for a period of two years ending on June 16, 2002.

RED DEER RCMP PURCHASE CABS™

On August 17, 2000, Imagis announced that the Red Deer detachment of the Royal Canadian Mounted Police have purchased Imagis' Computerized Arrest and Booking System (CABS™). Project highlights include the set-up of a CABS™ Server License operating on the RCMP's country-wide ROSS LAN. Booking stations will be set-up in both the booking area and the Remand Center, resulting in maximum efficiency for offender processing. Future phases of the project will include the connection of the Red Deer detachment to other RCMP users in Alberta, including Edmonton, Fort McMurray and Sherwood Park.

STRATEGIC ADVISOR APPOINTED FOR U.K. OPERATIONS

On September 26, 2000, Imagis announced the appointment of Owen Kelly as strategic advisor, U.K. operations. Mr. Kelly formerly served as Commissioner of the City of London Police, and will be responsible for expanding Imagis' presence in the U.S. and Europe. Mr. Kelly's previous experience includes membership in the Serious Fraud Office Management Group and Police Adviser to the Association of Metropolitan Authorities. These appointments lead him to the development of new information management technology in complicated international fraud investigations, which brought him into close cooperation with the FBI. He later because a graduate member of the FBI National Executive Institute, of which he is still an associate member. Today, Mr. Kelly is an advisory of the Home Office Police Disciplinary Appeals Tribunal and a consultant to the Ministry of Defense and British Transport Police.

BUSINESS PARTNERS

We signed a number of new business partners during the summer, mostly in Europe. These include Roda, SIM and DataExpert in Germany; Intercai in Holland; Tovek in the Czech Republic; and AcSys in Poland.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward Looking Statements:
Statements in this Quarterly Report on Form 10-QSB, including those concerning our expectations of future sales, gross profits, sales and marketing, technology development, and administrative expenses, product introductions and cash requirements include certain forward-looking statements. As such, our actual results may vary materially from expectations. Factors which could cause our actual results to differ from expectations include variations in the level of orders which can be affected by general economic conditions and in the markets served by our customers, international economic and political climates, difficulties or delays in the functionality or performance of our products, our timing of future product releases, our failure to respond adequately to either changes in technology or customer preferences, changes in our pricing or that of our competitors, our ability to manage growth, risk of nonpayment of accounts receivable, changes in budgeted costs, all of which constitute significant risks for us. There can be no assurance that our results of operations will not be adversely affected by one or more of these factors.

Overview

In February, 1999, we completed the acquisition of Imagis-Cascade Technologies Inc. (Imagis-Cascade) and in the second quarter of 1999, completed a financing raising approximately Cdn$2.9 million before financing costs. The acquisition was accounted for as a reverse take-over whereby the company acquired, in our case Imagis-Cascade, is deemed the parent for reporting purposes and the acquirer, in our case Imagis Technologies Inc., is considered the target or acquired entity. This treatment conforms with generally accepted accounting principles in Canada which are essentially identical to those applicable in the United States for such transactions.

Results of Operations for the three month periods ended September 30, 2000 and September 30,1999:

Revenues

Our revenues for the three months ended September 30, 2000 were $151,757, 33 per cent lower than the 1999 third quarter level of $225,400. The decline between comparable periods resulted primarily from our planned withdrawal this year from hardware sales made in conjunction with sales of our software products. The reduced hardware revenues accounted for almost 60 per cent of the year over year decline. We also experienced lower sales revenues of existing products offset only partially by sales of our new Casino-ID product introduced earlier this year, and higher support revenues for existing products and installations.

As reported in prior periods, we have purchased and resold hardware components in the past to facilitate the overall sale of our software. As a result, our period to period hardware sales levels have fluctuated reflecting the customers' needs where direct sales to end-users occurred and hardware was required. Our current marketing strategy involves developing strategic alliances with partners who can fill any hardware requirements as well as provide support services to customers. This strategy allows us to focus in the future on both product development and partner support in their sales of our software products. At present we have established relationships with a large number of partners. Consequently, we expect revenues from hardware sales to continue to be low in the future.

Operating Costs

Operating costs for the third quarter 2000 totaled $966,027, an increase of 21 per cent over those for the third quarter of 1999, at $798,091. As reported in prior quarters, this higher amount is consistent with our plans this year both to expand our marketing efforts and to increase our development activity to add greater biometric capability to our products. Operating costs include purchases of materials, primarily hardware for resale, sales and marketing, technology development, administration and amortization.

Purchases of materials

Our costs of hardware and other materials purchased for the quarter were $47,309, only 48 per cent of the level of expenditure incurred in the comparable quarter in 1999 of $97,827. As stated previously, our hardware purchases reflect customer needs in direct, end-user sales. In 1999, all sales were made by our staff directly with customers and we had to source hardware, whereas this year, utilizing our partners almost entirely, we have realized this significant reduction in hardware purchase costs. We expect our costs of hardware purchases to continue to be low in future periods as a result of this altered marketing approach involving partners.

Sales and marketing

Sales and marketing costs for the quarter ended September 30, 2000 were $257,936. This level is 2 per cent lower than that of the prior year third quarter when $262,426 was incurred. Sales and marketing costs include primarily salaries, travel including trade show exhibit expenses, facilities and communications and marketing materials. During the year, we have added two staff members to this function primarily to establish and support international strategic partnerships in Europe and the Middle East. This has caused our salary and travel costs to rise approximately 47 per cent over the prior year level, but the increase has been offset by lower expenditures this year on marketing material design and printing.

Technology Development

Our technology development costs for the quarter ended September 30, 2000 were $383,287, approximately double those incurred in the 1999 comparable quarter of $190,244. Our technology development costs include primarily salaries for our development team together with other functional costs for travel and facilities. Our development staff has grown continuously since we completed our acquisition of Imagis Cascade in order to complete programming of several of our new products including ID-2000, Property-ID and Casino-ID. We are committed to expanding our biometric capabilities and expect to add to staff further to accelerate development in this area. As a result, our salary costs, which represent approximately 70 per cent of the total function costs, have risen 102 per cent over the comparable quarter in 1999 and we expect our current level of expenditure will increase further as we bring on new development staff.

Administration

Our administration costs for the third quarter 2000 were $255,327, only 5 per cent higher than for the comparable third quarter amount of $242,117 in 1999. Administration costs include salaries, office facilities, travel and shareholder and regulatory reporting. Overall costs are comparable, with the small increase in the current quarter 2000 attributable to higher facility and insurance costs.

Other Costs and Expense

Other costs for the quarter include only amortization, amounting to $22,168, up from $5,477 in the third quarter of 1999 due to additions to our office equipment during the intervening year.

Net Loss for the Period

We experienced a net loss amounting to $814,270 or $0.07 per share for the quarter ended September 30, 2000, 42 per cent higher than for the comparable period in 1999 of $572,691 or $0.06 per share. This higher amount reflects primarily our higher expenditure level in the Technology development function.

Results of Operations for the nine month periods ended September 30, 2000 and September 30,1999:

Revenues

For the nine months ended September 30, 2000, our revenues were $605,538, up 3 per cent from the prior year nine-month period level of $589,638. Sales of our software products have risen 22 per cent from $239,087 in 1999 to $292,511 in 2000, and support and service revenues have risen 40 per cent from the 1999 level of $165,443 to $231,278 in 2000. The gain in software sales revenues includes both higher sales volumes of our CABS product and sales of our new biometric products, ID-2000 and Casino-ID, both offering a facial recognition capability. Offsetting these gains, hardware sales revenues moved lower, from $174,465 in 1999 to $81,319 this year representing a decline of 53 per cent. The lower hardware revenue reflects our efforts to withdraw from sales of hardware equipment sold in conjunction with sales of our software products.

Operating Costs

As was the case in the quarterly comments above, our operating costs for the nine months rose significantly in 2000 to $2,874,882, up 45 per cent over the 1999 level of $1,978,757. The increase is due primarily to higher expenditures for development of our ID-2000 and Casino-ID facial identification software. While the overall cost level is higher, the expenditure levels for the individual operating categories are close to budgeted targets for the nine-month period.

Purchases of materials

As indicated above, sales revenues for hardware components to customers declined to less than half the level in the prior comparative period. Similarly, purchase costs were much lower at $101,908 in 2000, down 58 per cent from the 1999 nine-month period costs of $242,629.

Sales and marketing

Sales and marketing costs for the nine months ended September 30, 2000 at $868,125 were 44 per cent higher than those of the comparable nine-month period in 1999 of $601,016. The costs include staff salaries, travel, marketing materials and facilities including communications. The higher level reflects the impact of staff additions over the intervening period and the consequent higher level of travel and support expenditures arising from their activities.

Technology development

The technology development function expenditures for the nine-month period in 2000 rose to $1,069,896, an increase of 157 per cent over the 1999 comparable period level of $415,778. The increase is due to the additions to staff of several developers needed to complete all of the projects which were in their initial stages at the time of acquisition last year, and which have led to several of our new product introductions. The new staff members are also contributing to our program development in biometrics. Technology development costs include principally salaries, representing 69 per cent of the total year to date amount, facilities and travel.

Administration

Our administration costs for the first nine months of this year were $777,896, only 4 per cent higher than those for the comparable period in 1999 of $748,794. Administration costs include staff salaries and travel, facility costs, professional fees and shareholder and regulatory costs. No staff additions have been made from year to year and all other costs have been contained as much as possible to keep our overall administrative expenditures in line with the prior year.

Net Loss for the Period

Our net loss for the nine months ended September 30, 2000 totaled $2,269,344 or $0.20 per share which is 63 per cent higher than for the comparable nine-month period in 1999 of $1,389,119 or $0.19 per share. As was the case for the third quarter this year, the higher loss reflects primarily our significantly higher expenditure level in the technology development function.

Liquidity and Capital Resources

At year-end, our cash position had declined to $9,682 and we had taken a number of steps late in 1999 to raise funds to support our ongoing activities. During the first quarter, we raised over $1.5 million, by means of a private placement of our common stock which yielded $700,000, from the exercise of outstanding warrants and options and from the conversion of debentures issued in 1999. This past quarter, we added additional funds by the further exercise of outstanding warrants providing $436,000 and of options yielding $50,501. Year to date cash inflows from such capital transactions aggregate approximately $2.4 million.

We have used these funds to sustain our operations during the nine months of this year, primarily to repay notes payable of $130,000 and to acquire equipment costing $42,737. After these disbursements and the costs associated with our operating loss, after taking into account non-cash working capital changes, which in aggregate amounted to $2,174,855, we closed the period with cash on hand of $40,846 remaining for future operations. We had a working capital deficit of $71,519 at September 30, 2000.

We are currently seeking financing of at least $5 million to sustain our ongoing operations and to fund the planned expansion of our biometric technical development efforts. As indicated in the discussion of our Technology development expenditures, we anticipate hiring additional technical staff to increase the development of our biometric capability in our software. There can be no assurance that we will obtain financing on acceptable terms if at all. In the event such financing is unavailable, we intend to reduce our both our sales and marketing and technology development efforts until financing is available.

INVESTOR RELATIONS

During 1999 and for the period ending September 30, 2000, the Company did not engage outside parties for investor relations. Investor relations functions were accomplished through personnel whose duties include: the dissemination of news releases, investor communications and general day-to-day operations of this department.

SIGNIFICANT SUBSEQUENT EVENTS

  On October 11, 2000, Imagis announced that a new suite of gaming products for the security and surveillance markets will be demonstrated at the upcoming World Gaming Congress, October 18, with Imagis business partner, Laser Barcode Solutions of Las Vegas, Nevada. Gaming-ID™ is a sophisticated suite of biometric solutions designed to meet the unique needs of casinos. The suite includes biometric facial recognition, data and imaging, regional data sharing and investigation applications.

  On October 12, 2000, Imagis announced an agreement, with Paris-based Bull Information Systems Ltd. ("Bull"), to market Imagis' products in the U.K. Bull has chosen ID-2000™ Facial Recognition technology as the basis for a number of biometric offerings to the criminal justice market. In addition, Bull will market Imagis' flagship criminal database application CABS™, as the Bull Nominal Biometrics and Imaging solution (NBI). This will become part of Bull's leading suite of criminal justice products.

The Bull NBI solution is an image-oriented criminal information system that will offer U.K. police forces new capabilities to solve crimes. The NBI suite includes Crime File, Crime & Criminal Information System, STORM Command and Control System, Cell Management, Pol.Net intelligence systems and others.

  On October 17, 2000, Imagis announced that the Company and The Abbey Group of Incline Village, Nevada will integrate their software to supply Nevada County, California with a complete law enforcement suite.

Imagis' flagship criminal database application, CABS™, will be integrated with Abbey's Jail Corrections Management System, JCMS. The integration will allow the County to book, track and manage all arrestees within the County. The system will be networked using Imagis' Regional Data Sharing, which will allow all agencies including the county jails, sheriff's office, police departments and the County Attorney's office to share information. Nevada County is currently evaluation ID-2000™ facial recognition software that will allow the rapid matching or arrestee images in local or regional databases using only facial images as the search criteria.